MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

April 27, 2016

Via EDGAR and E-mail

Keith A. Gregory, Senior Counsel

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Variable Annuity Separate Account
Form N-4 Registration Statement Post-Effective Amendment No.
(“Values”)
File No. 333-112892

Protective Variable Annuity Separate Account
Form N-4 Registration Statement Post-Effective Amendment No.
(“Values Advantage”)
File No. 333-113070

Protective Variable Annuity Separate Account
Form N-4 Registration Statement Post-Effective Amendment No. 13 (“Dimensions”)(1)
File No. 333-176657

Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), and on behalf of Protective Variable Annuity Separate Account (the “Account”), we are providing responses to

(1)  The Dimensions Registration Statement contains two prospectuses: (1) Protective Dimensions A VARIABLE ANNUITY (Contracts issued on or after December 3, 2012) (“Dimensions (on or after December 3, 2012)”) and (2) Protective Dimensions A VARIABLE ANNUITY (Contracts issued before December 3, 2012) (“Dimensions (before December 3, 2012)”).

comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via teleconference with outside counsel for the Company on April 8, 2016 pertaining to Post-Effective Amendments for Values, Values Advantage, and Dimensions (each an “Amendment” and collectively, the “Amendments”) to the above-referenced Form N-4 Registration Statements (“Registration Statements”) for the flexible premium deferred variable and fixed annuity contracts (the “Contracts”). The Amendments were filed on February 26, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933.

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.

General Comments

1.              Comment:  The Commission notes Counsel’s representation that changes to the disclosure are limited to those disclosures identified in the transmittal letter and highlighted in the redlines of the file documents.  The Commission also notes Counsel’s suggestion that the Commission review the Protective Dimensions A Variable Annuity (Contracts issued on or after December 3, 2012) registration statement.  Accordingly, the Commission has reviewed only the Protective Dimensions A Variable Annuity (Contracts issued on or after December 3, 2012) registration statement as a proxy for review of the other registration statements.

Response:  The Company confirms that the changes to the disclosure are limited to those identified in the transmittal letter and highlighted in the redlines of the file documents. The Company acknowledges that the Commission has reviewed only Dimensions (on or after December 3, 2012).  Unless otherwise indicated, the Company’s responses to the Commission’s comments are applicable to all the Amendments.

2.              Comment: Comments given with respect to File Nos. 333-201921, 333-201920 and 333-201919 apply to this filing as applicable.

Response:  The Company has added and modified disclosure in the prospectuses for the Amendments in response to Commission Staff comments previously received on post-effective amendments to registration statements with File Nos. 333-201921, 333-201920 and 333-201919.

3.              Comment:  Please make conforming changes in response to our comments in this registration statement for all other policies filed by the registrants in the other registration statements.

Response:  The Company has complied with the Commission Staff’s comment.

4.              Comment:  Please complete or update all missing or bracketed information.

Response:  The Company confirms that the Amendments are complete and include all required updated financial information.

5.              Comment:  Please confirm supplementally that all Funds listed on the cover page are reflected in the prospectus where appropriate; for example, various Fund disclosures.

Response:  The Company confirms that all Funds listed on the cover page are reflected in the appropriate sections of the prospectuses.

6.              Comment:  Please explain supplementally how prior Contract Owners are aware of what investment options are available to them currently and revise the prospectus as appropriate.  Such information may be provided as an appendix to the registration statement.

Response:  The cover page of each prospectus lists the investment options that are available under the Contract. Where applicable, the Company has included a footnote to notify existing Contract Owners if any of the investment options are not available to them.

7.              Comment:  Please provide TANDY representations with your responses to these comments.

Response:  The Tandy Representations are included at the end of this letter.

Fees and Expenses (pp. 6-9)

8.              Comment:  If the Maximum Annual Premium Based Charge in the Periodic Fee and Charges table has changed, charges applicable to the Maximum Annual Premium Based Charge and any other charges applicable to prior Contracts must also be reflected in the Periodic Fee and Charges table.

Response:  The Periodic Fees and Charges Table reflects all charges and variations of charges under prior Contracts.

Summary (pp. 9-12)

9.              Comment:  In the second bullet under the “Important Considerations” subsection of the “Protected Lifetime Income Benefits (“SecurePay FX”)” section of this prospectus, the disclosure indicates that the Contract Owner cannot make additional Purchase Payments two years after the Rider Issue Date or the Benefit Election Date, whichever comes first.  This disclosure states that you cannot make any Purchase Payments on or after the Benefit Election Date.  Please address this apparent inconsistency.

Response:  The Company has revised the “What are the Purchase Payments” disclosure in the “Summary” section of the prospectus (page 9) to clarify that the Owner may not make any additional Purchase Payments two years after the SecurePay FX rider is issued or on or after the Benefit Election date, whichever comes first.

10.       Comment:  Please review the registration statements for any inconsistent disclosure similar to the previous comment and revise as appropriate.  For example, revise the second bullet under the “Important Considerations” subsection of the “Protected Lifetime Income Benefits (“SecurePay FX”)” section of the prospectus on page 33.

Response:  The Company has reviewed the Registration Statements for inconsistent disclosures. The Company has revised the subject disclosure as requested by the Commission Staff.

The Company, Variable Account and Funds (pp. 12-19)

11.       Comment:  In the “The Funds” section of the prospectus, consider using language from amended Rule 2(a)(7) for the description of the Oppenheimer Government Money Fund/VA.  The subject language, as stated in Item 4(b)(1)(ii)(C) of Form N-1A, is as follows: “You could lose money by investing in the Fund.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so.  An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

Response:  The Company has revised the description of the Oppenheimer Government Money Fund/VA as requested by the Commission Staff.

Protected Lifetime Income Benefits (“SecurePay FX”) (pp. 30-45)

12.       Comment:  In light of recent market activity, please consider the accuracy and appropriateness of the second to last sentence in the second paragraph of the “Allocation Guidelines and Restrictions” section of the prospectus.

Response:  The Company has revised the subject disclosure as requested by the Commission Staff.

Yields and Total Returns (pp. 51-52)

13.       Comment:  In the first paragraph of the “Yields” section of the prospectus, please state where current yield information for the Oppenheimer Government Money Fund/VA Sub-Account can be found.

Response:  In response to the Commission Staff’s comment, the Company has added the following sentence as the last sentence to the second paragraph under the “Yields” section of the prospectus: “Current yield information for the Oppenheimer Government Money Fund/VA Sub-Account can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx.”

Qualified Retirement Plans (pp. 55-58)

14.       Comment:  Please disclose in the first sentence of the “Qualified Retirement Plans” section of the prospectus that including a variable annuity in a Qualified Plan does not necessarily confer additional benefits, as Qualified Plans already offer a tax deferred feature.

Response:  The Company has added disclosure stating that many Qualified Plans provide tax deferral benefits similar to those provided by the Contract, but that Contract also provides a number of benefits and features not provided by such Qualified Plans.

Statement of Additional Information

15.       Comment:  Ensure that the information required by the items 18(c), 18(e), 19(a)-(c) and 20 of the Form N-4 has been responded to in the Statement of Additional Information or the prospectus.

Response:  The Company has reviewed the current disclosure, and added additional information to the prospectus, that it believes is consistent with the information required under items 18(c), 18(e), 19(a)-(c) and 20 of the Form N-4.

Part C

16.       Comment:  Please consider disclosing that the ultimate parent of the depositor is Dai-ichi.

Response:  The Company has added the suggested disclosure to Item 26 in Part C.

We believe that each Amendment is complete and responds to all Staff comments and that each Registration Statement provides all information investors require for an informed decision as to whether to purchase a Contract.  We respectfully request that the Staff review these materials as soon as possible.  The Company acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective,

•                  it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the enclosed Amendment, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy

cc:  Thomas Bisset, Esq.